UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Baker, Jr., Carl
   138 Putnam Street
   P.O. Box 738

   Marietta, OH 45750-0738
2. Issuer Name and Ticker or Trading Symbol
   Peoples Bancorp Inc. (PEBO)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   09/00
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

   Director
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                     964            D  Direct
Common Stock                                  02/28/00    P        2,000         A  $16.30                      I  by Corporation
Common Stock                                  03/09/00    P        2,000         A  $16.00                      I  by Corporation
Common Stock                                  09/01/00    P        1,000         A  $15.45       5,000          I  by Corporation
Common Stock                                                                                     24,049         I  by Trust

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $9.34                                                                      04/06/97     04/06/03
(right to buy)
Non-Qualified Stock Option     $10.25                                                                     10/04/95     04/04/05
(right to buy)
Non-Qualified Stock Option     $10.70                                                                     02/08/99     02/08/05
(right to buy)
Non-Qualified Stock Option     $15.08                                                                                  01/23/07
(right to buy)
Non-Qualified Stock Option     $16.81                                                                     10/10/97     04/10/07
(right to buy)
Deferred Compensation
Non-Qualified Stock Option     $17.13          04/13/00       A         1,362                             04/13/00     04/13/10
(right to buy)
Non-Qualified Stock Option     $17.27                                                                     02/01/00     02/01/10
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option               Common Stock                   1,098                     1,098         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   826                       826           D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,098                     1,098         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   1,098                     1,098         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   826                       826           D   Direct
(right to buy)
Deferred Compensation                    Common Stock                   155                       155           D   Direct
Non-Qualified Stock Option     04/13/00  Common Stock                   1,362                     1,362         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   341                       341           D   Direct
(right to buy)

Explanation of Responses:


SIGNATURE OF REPORTING PERSON
/S/ Baker, Jr., Carl
DATE 11/10/00